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                   UNITED STATES                           OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION         OMB Number:      3235-0058
               WASHINGTON, D.C. 20549               Expires:    March 31, 2006
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                                                    hours per response....2.50

                    FORM 12b-25                            SEC FILE NUMBER

                                                           CUSIP NUMBER
            NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

     For Period Ended: December 31, 2005
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:_____________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Russ Berrie and Company, Inc.
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Full Name of Registrant

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Former Name if Applicable

111 Bauer Drive
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Address of Principal Executive Officer (Street and Number)

Oakland, New Jersey  07436
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As has been reported in detail on a Current Report on Form 8-K filed on March 17, 2006 (the "Refinancing 8-K"), Russ Berrie and Company, Inc. (the "Company") consummated the refinancing of its senior debt facility with LaSalle Business Credit LLC on March 14, 2006. Primarily as a result of the focus of management on the consummation of the transactions described in the Refinancing 8-K, the Company is experiencing delays in compiling certain information required to be disclosed in its Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 10-K") and in finalizing its assessment of the effectiveness of the Company's internal control over financial reporting (the "Internal Controls").

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 Although the assessment of the Internal Controls is not yet complete, management of the Company and the Company's independent registered public accounting firm have identified a control deficiency in the operation of the Internal Controls that they believe constitutes a material weakness (i.e., a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected). This deficiency pertains to the need for additional personnel resources and technical accounting expertise within the Company's accounting and financial reporting function to effect a timely financial close process and to evaluate and resolve non-routine and/or complex accounting transactions. To management's knowledge, this control deficiency has not resulted in any material misstatements of the Company's financial results to date, and is primarily the result of unexpected turnover in the Company's accounting and financial reporting department, particularly during the fourth quarter of 2005. Accordingly, the Company anticipates that it will conclude in "Management's Report on Internal Control over Financial Reporting" in the 2005 10-K that its Internal Controls were not effective as of December 31, 2005. Also, management believes that the report of the Company's independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company's Internal Controls as of December 31, 2005. The Company is performing additional analyses to assess the actual or potential impact, if any, of the control deficiencies identified to date on its financial statements, and the Company is actively addressing its accounting personnel resources issue.

As a result of the foregoing, the Company represents, that it could not, without unreasonable effort or expense, timely file the 2005 10-K. The Company represents that the 2005 10-K will be filed no later than the fifteenth calendar day following the date on which it was due.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
SEC 1344 (07-03)  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      John Wille                       201                       405-7340
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        (Name)                      (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                  Yes [X] No [ ]

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    Yes [X] No [ ]

      See Attachment A

                          Russ Berrie and Company, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 17, 2006                     By /s/ John D. Wille

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

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2.    One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).

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                                  Attachment A

As the Company's financial statement audit process is not yet complete, as described in Part III, all percentages and amounts described below are estimates as of the date of the filing of the attached Form 12b-25.

The Company's consolidated net sales for the year ended December 31, 2005 increased 9.1% to $290.2 million compared to $266.0 for the year ended December 31, 2004. The increase was attributable to the acquisition of the Kids Line business in December 2004, partially offset by a decline in gift segment sales of $45.3 million.

Consolidated selling, general and administrative expenses were $123.6 million, or 42.6% of consolidated net sales, for the year ended December 31, 2005, as compared to $134.5 million, or 50.6% of consolidated net sales, for the prior year period. The decrease in selling, general and administrative expenses is primarily attributable to a reduction in gift segment expenses as a result of restructuring activities implemented in 2004, partially offset by the inclusion of expenses associated with the Kids Line business, which was acquired in December 2004.

Consolidated net loss for the year ended December 31, 2005 was $33.2 million compared to consolidated net loss of $20.0 million for the year ended December 31, 2004. The net loss for 2005 reflects a net loss in the fourth quarter of 2005 of approximately $16.7 million, which includes approximately $14 million of restructuring and other charges primarily in connection with the Company's fourth quarter restructuring activities.

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